PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Consolidated Financial Statements

March 31, 2006

March 31, 2005

and

June 30, 2005

June 30, 2004

June 30, 2003

(An exploration stage company)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Portal Resources Ltd.	Trading Symbol: PDO.V
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

	March 31,		June 30,
	2006	2005	2005	2004
	(Unaudited- prepared by management)	(Unaudited- prepared by management)

ASSETS

Current
Cash and cash equivalents	$2,859,835	$673,942	$740,098	$599,027
Amounts receivable	11,567	38,696	4,432	14,374
Prepaid expenses	48,024	28,600	16,520	6,063
	2,919,526	741,238	761,050	619,464

Equipment and software (Note 4)	29,304	49,074	41,969	8,172
Mineral rights on unproven properties (Note 5)	1,982,783	1,006,188	1,544,183	576,033

	$4,931,613	$1,796,500	$2,347,202	$1,203,669

LIABILITIES

Current
Accounts payable and accrued liabilities	$61,165	$24,731	$231,480	$44,100
Due to related parties (Note 7)	7,339	5,423	10,532	31,890
	68,504	30,154	242,012	75,990

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	6,247,732	2,406,974	2,969,461	1,358,097
Contributed surplus (Note 6)	278,167	123,502	180,493	78,808
Deficit	(1,662,790)	(764,130)	(1,044,764)	(309,226)
	4,863,109	1,766,346	2,105,190	1,127,679

	$4,931,613	$1,796,500	$2,347,202	$1,203,669

Going Concern (Note 1)

Subsequent Events (Note 10)

Approved by the Board of Directors:

“Mark T. Brown”	“Bruce Winfield”
Mark T. Brown	Bruce Winfield

See notes to the consolidated financial statements

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.
(formerly Portal de Oro Resources Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(stated in Canadian dollars)

	Nine months ended		Years ended
	March 31,		June 30,
	2006	2005	2005	2004	2003
	(Unaudited- prepared by management)	(Unaudited- prepared by management)
	$	$	$	$	$

Revenue	-	-	-	-	-

Expenses
Accounting and audit	41,562	34,349	41,583	14,832	3,000
Amortization	12,665	6,149	10,171	1,581	-
Bank charges and interest	8,142	7,309	11,267	2,172	235
Consulting and management fees	16,191	1,078	30,390	3,171	5,500
Foreign exchange	(7,738)	4,638	(706)	4,894	-
Interest income	(9,043)	(1,994)	(3,391)	(3,422)	(3,967)
Investor relations	139,018	61,369	109,064	13,442	-
Legal	6,961	18,182	20,180	1,075	5,396
Office and miscellaneous	49,916	26,043	44,790	17,758	2,738
Rent	14,809	14,810	19,746	8,068	3,600
Project investigation	7,343	8,840	8,995	7,470	-
Salaries and benefits	161,776	191,684	243,971	45,586	-
Stock-based compensation (Note 6)	105,717	44,694	103,026	78,808	-
Travel	14,644	22,849	33,366	2,098	-
Transfer agent and filing fees	18,910	14,904	17,446	15,692	7,056
Write-off of mineral property expenses	-	-	-	12,079	-
Valuation allowance for foreign value added tax credit (IVA)	37,153	-	45,640	-	-
Write-off of non-refundable deposit	-	-	-	-	25,000

	618,026	454,904	735,538	225,304	48,558

Net loss for the period	(618,026)	(454,904)	(735,538)	(225,304)	(48,558)

Deficit – beginning of period	(1,044,764)	(309,226)	(309,226)	(83,922)	(35,364)

Deficit – end of period	(1,662,790)	(764,130)	(1,044,764)	(309,226)	(83,922)

Loss per share (Note 2)	$(0.05)	$(0.05)	$(0.08)	$(0.05)	$(0.02)

Weighted average number of common shares outstanding	12,012,214	9,122,889	9,445,368	4,386,667	2,320,000

See notes to the consolidated financial statements

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.
(formerly Portal de Oro Resources Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in Canadian dollars)

	Nine months ended		Years ended
	March 31,		June 30,
	2006	2005	2004	2004	2003
	(Unaudited- prepared by management)	(Unaudited- prepared by management)
	$	$	$	$	$

Cash provided by (used for):
Operating Activities
Net loss for the period	(618,026)	(454,904)	(735,538)	(225,304)	(48,558)
Items not involving cash:
Stock-based compensation	105,717	44,694	103,026	78,808	-
Write-down of mineral properties	-	-	-	12,079	-
Amortization	12,665	6,149	10,171	1,581	-

	(499,644)	(404,061)	(622,341)	(132,836)	(48,558)

Changes in non-cash working capital:
Amounts receivable	(7,135)	(24,322)	9,942	(13,525)	(277)
Prepaid expenses	(31,504)	(22,537)	(10,457)	(4,788)	(250)
Accounts payable and accrued liabilities	(170,315)	(19,369)	187,380	39,378	1,227
Due to related parties	(3,193)	(26,467)	(21,358)	(41,899)	(1,035)

	(711,791)	(496,756)	(456,834)	(153,670)	(48,893)

Investing Activities
Purchase of equipment and software	-	(47,051)	(43,968)	(9,753)	-
Mineral rights on unproven properties	(438,600)	(430,155)	(968,150)	(192,235)	-
Acquisition of Portal de Oro (B.V.I.) Ltd. (Note 3)	-	-	-	(122,337)	-

	(438,600)	(477,206)	(1,012,118)	(324,325)	-

Financing Activities
Shares issued for cash	3,410,954	1,099,920	1,679,127	947,900	-
Shares subscribed	(165,000)	-	-	-	-
Share issue costs	(140,726)	(51,043)	(69,104)	(35,551)	-

	3,270,228	1,048,877	1,610,023	912,349	-

Net cash provided (used) during period	2,119,837	74,915	141,071	434,354	(48,893)
Cash – beginning of period	740,098	599,027	599,027	164,673	213,566

Cash – end of period	2,859,935	673,942	740,098	599,027	164,673

Supplementary information on non-cash transactions
Shares issued to acquire Portal de Oro (B.V.I.) Ltd.	$ -	$ -	$ -	$200,000	$ -

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. (“Portal” or “the Company”, formerly Portal de Oro Resources Ltd. and Gateway Enterprises Ltd.) was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.  The Company was called for trading on the TSX Venture Exchange (“the Exchange”) as a “Capital Pool Company” in May 2001.

On March 15, 2004 the Company completed its Qualifying Transaction (“QT”) under the Capital Pool Company rules of the Exchange when it acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (B.V.I.)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest the Arroyo Verde project in Argentina, in consideration for the issuance of 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders January 6, 2004, the Company changed its name from Gateway Enterprises Ltd. to Portal de Oro Resources Ltd. Pursuant to a Special Resolution passed by the shareholders on December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

In order to maintain future exploration expenditures and cover administrative costs, the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that the Company will be able to continue to raise funds in the future in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual consolidated financial statements.  The differences between those principles and these that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 9.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary.

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd. and Gateway Enterprises Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Financial Instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair value of these instruments approximate their carrying values due to their short-term nature.  Financial risk is the risk arising from fluctuations in foreign currency exchange rates.  The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with maturity dates of less than one year that are readily convertible into known amounts of cash.  Interest earned is recognized immediately in operations.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Mineral rights

Mineral right acquisition costs and their related exploration costs are deferred until the rights are placed into production or disposed of.  These costs will be amortized over the estimated useful life of the rights following the commencement of production, or written-off if the rights are disposed of.

Cost includes the cash consideration and the fair market value of shares issued on acquisition of mineral rights.  Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are netted against the cost of the related mineral rights and any excess is applied to operations.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from the sale of the rights.  Management’s assessment of the right’s estimated current fair market value is also based upon a review of other similar mineral rights transactions that have occurred in the same geographic area as that of the rights under review.

Equipment and software

Equipment and software are recorded at cost. Amortization is provided for using the straight-line method at the following annual rates: Computer equipment – 30%; Computer software – 50%, Furniture and fixtures – 20%, Vehicles – 20%.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the TSX Venture Exchange.

Stock Option Plan

Effective July 1, 2003, the Company has early adopted the recommendation of the Canadian Institute of Chartered Accountants in accounting for employee stock option plans.  Options granted to employees and non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Stock-based Compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method.  The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003, prior to which the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.  Fully diluted loss per share amounts are not presented, as they are anti-dilutive.

Income Taxes

The Company accounts for the tax consequences of future tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no asset is recognized.  The Company has taken a valuation allowance for the full amount of all potential net tax assets.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.

ACQUISTION OF PORTAL DE ORO (B.V.I.) LTD.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal (B.V.I.) whereby the Company acquired 100% of the Arroyo Verde project in Argentina, owned by Portal S.A, a wholly owned subsidiary of Portal (B.V.I.).  Under the purchase agreement, the Company acquired Portal (B.V.I.) for 2,000,000 common shares of the Company valued at $0.10 per share.  The Company incurred acquisition costs of $122,372. The acquisition has been accounted for using the purchase method.  The allocation of the purchase price is summarized as follows:

Purchase price:
Shares issued	$ 200,000
Acquisition costs	122,372
$ 322,372
Assets acquired:
Cash	$ 35
Mineral property	395,877
395,912
Liabilities assumed:
Current liabilities	(73,540)
Net assets acquired	$ 322,372

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

4.

EQUIPMENT AND SOFTWARE

	March 31,				June 30,
	2006			2005
	(Unaudited – prepared by management)			(Unaudited – prepared by management)	2005	2004

	Cost	Accumulated amortization	Net book value	Net book value	Net book value	Net book value
	$	$	$	$	$	$
Computer equipment	10,980	6,690	4,290	7,494	6,760	7,289
Computer software	17,796	11,491	6,305	14,982	12,758	883
Furniture & fixtures	1,701	425	1,276	1,587	1,531	-
Vehicles	23,244	5,811	17,433	25,011	20,920	-
	53,721	24,417	29,304	49,074	41,969	8,172

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company’s mineral properties are all located in.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	Total
Total as at June 30, 2003	$ -	$ -	$ -	$ -

Land acquisition & holding costs	399,079	63,018	4,989	467,086
Environmental	2,172	-	-	2,172
Geology	43,535	17,984	44,262	105,781
Surface geochemistry	2,894	-	3,300	6,194
Other	49	5,873	957	6,879
Total expenditures	447,729	86,875	53,508	588,112
Property write-offs	(49)	(5,873)	(6,157)	(12,079)
Total as at June 30, 2004	447,680	81,002	47,351	576,033

Land acquisition & holding costs	48,083	120,421	1,739	170,243
Environmental	-	11,830	-	11,830
Geology	307,124	64,159	14,434	385,717
Geophysics	175,255	-	-	175,255
Surface geochemistry	24,649	4,319	101	29,069
Drilling	196,036	-	-	196,036
Total expenditures	751,147	200,729	16,274	968,150
Total as at June 30, 2005	1,198,827	281,731	63,625	1,544,183

Land acquisition & holding costs	53,352	31,702	1,200	86,254
Geology	137,159	42,512	9,994	189,665
Surface geochemistry	36,158	20,550	-	56,708
Drilling	105,973	-	-	105,973
Total expenditures	332,642	94,764	11,194	438,600
Total as at March 31, 2006	$ 1,531,469	$ 376,495	$ 74,819	$ 1,982,783

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES, (Continued)

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

Within 60 days of reviewing technical data

$   1,000 (paid)

On signing of the agreement

$   4,000 (paid)

On or before June 1, 2004

$   5,000 (paid)

On or before December 1, 2004

$ 20,000 (paid)

On or before December 1, 2005

$ 40,000 (paid)

On or before December 1, 2006

$ 60,000

On or before December 1, 2007

$ 80,000

On or before December 1, 2008 or upon receipt of a feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent in the measured and indicated resources with a minimum of US$100,000 and a maximum of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  30,000 (paid)

On or before June 18, 2005

$  20,000 (paid)

On or before June 18, 2006

$  30,000

On or before June 18, 2007

$  40,000

On or before June 18, 2008

$  50,000

On or before June 18, 2009

$  60,000

On or before June 18, 2010

$200,000

On or before June 18, 2011

$200,000

On or before June 18, 2012

$200,000

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

5.

MINERAL RIGHTS ON UNPROVEN PROPERTIES, (Continued)

Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  15,000 (paid)

On or before April 9, 2005

$  15,000 (paid)

On or before April 9, 2006

$  15,000 (paid)

On or before April 9, 2007

$  50,000

On or before April 9, 2008

$  70,000

On or before April 9, 2009

$100,000

The Company is obligated to make the initial three annual payments of $15,000.  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.  The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

6.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value, 100,000,000 Preferred shares issuable in series

Issued

	Number	Price per share	Amount

Private placement	1,120,000	$ 0.09	$ 100,800
Public offering	1,200,000	0.18	216,000
Share issue costs	-		(71,052)
Balance – June 30, 2003	2,320,000		245,748

Private placement	1,000,000	0.15	150,000
Private placement	3,170,000	0.25	792,500
On exercise of options	30,000	0.18	5,400
On acquisition of Portal BVI	2,000,000	0.10	200,000
Share issue costs	-		(35,551)
Balance – June 30, 2004	8,520,000		1,358,097

Private placement	1,456,000	0.75	1,092,000
Private placement	768,943	0.75	576,707
On exercise of options	54,000	0.19	10,420
Fair market value of options exercised	-		1,341
Share issue costs	-		(69,104)
Balance – June 30, 2005	10,798,943		2,969,461

Private placement (i)	6,755,000	0.50	3,377,500
On exercise of options	136,400	0.25	33,454
Fair market value of options exercised	-		8,043
Share issue costs	148,225		(140,726)
Balance – March 31, 2006	17,838,568		$ 6,247,732

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

(i)

On February 3, 2006, the Company completed a private placement for 6,755,000 units at $0.50 per unit for gross proceeds of $3,377,500, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.75 until February 3, 2007 and all securities have a four-month hold period expiring on June 4, 2006.  Some company officers and directors have purchased a portion of this placement.  Finder’s fees of $111,038 and 148,225 units were paid on this placement.

Escrowed Shares

A total of 3,690,000 common shares issued were placed in escrow and their release from escrow is subject to the terms of an agreement between the Company, its stock transfer agent and the beneficial owners of the escrowed shares.  These shares are to be released in stages within three years of the completion date of the Qualifying Transaction. On March 15, 2004, 369,000 of the escrowed shares were released, on September 15, 2004, 553,500 were released, on March 15, 2005 553,500 were released, on September 15, 2005 553,500 were released and on March 15, 2006 553,500 were released.  As at March 31, 2006, there are 1,107,000 common shares remaining in escrow.

Stock Options

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  On December 1, 2005, the maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan was amended from 1,284,600 to 1,619,841 common shares.  The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.

A summary of changes to stock options outstanding is as follows:

	March 31,		June 30,
	(Unaudited-prepared by management) 2006		2005		2004
		Weighted- Average		Weighted- Average		Weighted-Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of year	1,103,000	$ 0.43	960,000	$ 0.32	232,000	$ 0.18
Granted under plan	360,000	$ 0.74	347,000	$ 0.84	820,800	$ 0.34
Exercised	(136,400)	$ 0.25	(54,000)	$ 0.19	(30,000)	$ 0.18
Forfeited or cancelled	(52,000)	$ 0.71	(150,000)	$ 0.79	(62,800)	$ 0.18
Outstanding at end of period	1,274,600	$ 0.46	1,103,000	$ 0.43	960,000	$ 0.32

Stock-based Compensation

The Company recorded stock-based compensation expense for stock options of $105,717 for the nine months ended March 31, 2006 (2005 - $44,694) and $103,026 for the year ended June 30, 2005 (2004 - $78,808).  These costs were offset to contributed surplus of $278,167.

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

On August 17, 2005, the Company entered into an agreement for investor relations and marketing services.  Under the terms of the agreement, the company issued the 50,000 stock options at an exercise price of $0.70.  These options have a term of one year and vest in equal amounts every three months for one year.  The fair value of these options was estimated at $0.14 per option at grant date.  On December 7, 2005, the Company provided the investor relations consultant with notice of cancellation of the agreement and these options have been forfeited.

On September 15, 2005, the Company granted an employee 30,000 share purchase options with an exercise price of $0.64.  These options have a term of five years and vest in equal amounts every three months for one year.  The fair value of these options was estimated at $0.28 per option at grant date.

On January 20, 2006, the Company granted directors, officers and employees 180,000 share purchase options with an exercise price of $0.70.  These options have a term of five years and vest in equal amounts every three months for one year.  The fair value of these options was estimated at $0.30 per option at grant date.

On March 22, 2006, the Company entered into an agreement for investor relations services.  Under the terms of the agreement, the company issued the 100,000 stock options at an exercise price of $0.85.  These options have a term of two years and vest in equal amounts every three months for one year.  The fair value of these options was estimated at $0.29 per option at grant date.

The fair value of the options granted was estimated using the Black-Scholes option-pricing model, based on the following assumptions:

	Mar. 31, 2006	Mar 31, 2005	June 30, 2005	June 30, 2004

Stock compensation	$ 105,717	$ 44,694	$103,026	$ 78,808

Risk-free interest rate	3.4 – 4%	4%	4%	4%
Expected stock price volatility	49% - 62%	76%	72%	76%
Expected option life in years	1-3 years	3 years	3 years	3 years
Expected dividend yeild	Nil	Nil	Nil	Nil

Option-pricing models require the input of highly subjective assumptions regarding the expected volatility and expected life. Changes in assumptions can materially affect the fair value of the Company’s stock options at the date of grant.

Stock options outstanding as at March 31, 2006 are as follows:

Number	Exercise Price	Expiry Date
2,400	$ 0.18	May 28, 2006
632,200	$ 0.25	March 15, 2009
50,000	$ 0.75	June 18, 2009
70,000	$ 0.77	December 23, 2009
225,000	$ 0.86	April 14, 2010
15,000	$ 0.64	September 15, 2010
180,000	$ 0.70	January 20, 2011
100,000	$ 0.85	March 21, 2008
1,274,600

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

Warrant outstanding as at March 31, 2006 are as follows:

Number	Exercise Price	Expiry Date

384,471	$ 0.90	May 5, 2006
3,451,612	$ 0.75	February 3, 2007
3,836,083

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the nine month period ended March 31, 2006 and 2005 (Unaudited)

During the nine months ended March 31, 2006, the Company paid or accrued to pay another public company related by certain common directors $51,182 (2005 - $47,557) for the shared rent of office space and services and expense reimbursements and as at March 31, 2006 owes this company an aggregate of $5,519 (June 30, 2005 - $5,423).

During the nine months ended March 31, 2006, the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $1,766 (2005 - $5,044) for fees and expense reimbursements and as at March 31, 2006 owes this company an aggregate of $Nil (June 30, 2005 – $803).

As at March 31 2006 the Company owes certain directors an aggregate of $1,820 (June 30, 2005 - $5,108) for expense reimbursements

For the years ended June 30, 2004, 2003, 2002

The Company paid another public company related by certain common directors $63,828 (2004 - $20,750; 2003 - $3,600) for the shared rent of office space and services and as at June 30, 2005 owes this company an aggregate of $5,423 (2004 - $18,504; 2003 - $nil).

The Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $6,382 (2004 - $4,759; 2003 - $1,775) for fees and expense reimbursements and during 2004 paid $5,350 for deferred acquisition costs.  As at June 30, 2005 owes this company an aggregate of $803 (2004 - $nil; 2003 - $11).

As at June 30, 2005 the Company owes certain directors an aggregate of $5,108 (2004 - $13,386; 2003 - $238) for expense reimbursements.

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

8.

INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follow:

	2005	2004	2003
Loss before income taxes	$(735,538)	$ (225,304)	$ (48,558)

Expected income taxes (recovery)	$(261,998)	$ (84,759)	$ (19,229)
Non-deductible (deductible) expenses for tax purposes	25,054	(7,923)	(5,627)
Unrecognized benefit on non-capital losses	236,944	92,682	24,856
Total income taxes (recovery)	$ -	$ -	$ -

The significant components of the Company’s future income tax assets for Canadian purposes are as follows:

	2005	2004	2003
Future income tax assets
Non-capital loss carryforwards	$ 307,218	$372,917	$126,552
Share issue costs	27,290	42,652	28,422
Equipment	10,855	1,851	-
Future income tax assets before valuation allowance	345,363	417,420	154,974
Less: valuation allowance	(345,363)	(417,420)	(154,974)
Net future income tax assets	$ -	$ -	$ -

The Company has incurred losses for Canadian income tax purposes of approximately $862,488, which can be carried forward to reduce taxable income in future years:  These losses will expire as follows:

2007	$ 37,865
2008	25,919
2009	62,768
2010	160,595
2011	575,341
$ 862,488

In addition, the Company has non-capital loss carry forwards and related resource property expenditures that are available to reduce income in future years in Argentina.  The benefits of these future tax assets have not been recorded in the accounts of the Company.

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (g) provide a summary of the impact of these financial statements that would result form the application of U.S. accounting principles to deferred mineral rights.

	Nine months ended		Years ended
	March 31,		June 30,
	2006	2005	2005	2004	2003
	(Unaudited-prepared by management)
	$	$	$	$	$
a) Assets
Deferred Mineral Rights Costs
Deferred mineral right costs following
Canadian GAAP:	1,982,783	1,006,188	1,544,183	576,033	-
Less deferred mineral rights costs	(1,982,783)	(1,006,188)	(1,544,183)	(576,033)	-
Deferred mineral rights costs following
U.S. GAAP	-	-	-	-	-

b) Operations
Net loss following Canadian GAAP	(618,026)	(454,904)	(735,538)	(225,304)	(48,558)
Deferred mineral rights costs expensed
under U.S. GAAP	(438,600)	(430,155)	(968,150)	(576,033)	-

Net loss under U.S. GAAP	(1,056,626)	(885,059)	(1,703,688)	(801,337)	(48,558)

c) Deficit
Closing deficit under Canadian GAAP	(1,662,790)	(764,130)	(1,044,764)	(309,226)	(83,922)
Adjustment to deficit for accumulated
deferred mineral rights expensed under
U.S. GAAP, net of income items	(1,982,783)	(1,006,188)	(1,544,183)	(576,033)	-

Closing deficit under U.S. GAAP	(3,645,573)	(1,770,318)	(2,588,947)	(885,259)	(83,922)
	-
d) Cash Flows – Operating Activities
Cash applied to operations under
Canadian GAAP	(711,791)	(496,756)	(456,834)	(153,670)	(48,893)
Add net loss following Canadian GAAP	618,026	454,904	735,538	225,304	48,558
Add non cash mineral rights expensed under U.S. GAAP	-	-	-	275,540	-
Less net loss following U.S. GAAP	(1,056,626)	(885,059)	(1,703,688)	(801,337)	(48,558)
Less mineral rights costs expensed under Canadian GAAP	-	-	-	(12,079)	-
Cash applied to operations under U.S.
GAAP	(1,150,391)	(926,911)	(1,424.984)	(468,242)	(48,893)

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	Nine months ended		Years ended
	March 31,		June 30,
	2006	2005	2005	2004	2003
	(Unaudited-prepared by management)
	$	$	$	$	$

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(438,600)	(477,206)	(1,012,118)	(324,325)	-
Add mineral right costs expensed under
U.S. GAAP	438,600	430,155	968,150	314,572	-
Cash applied under U.S. GAAP	-	(47,051)	(43,968)	(9,753)	-

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

Common Stock

Under U.S. GAAP applied to the financial statements of the Company, compensation expense and related assumptions must be disclosed for all stock options granted, requiring the Company to utilize either the intrinsic value method or the fair-value based methods of accounting for stock-based compensation.  Under Canadian GAAP, no such expense or related disclosures were required to be recognized prior to 2002.

No stock options were issued or vested during 2002, therefore the Company’s accounting treatment and related disclosures for 2002 were materially congruent with the approach followed under APB 25.  In 2003 however, the Company, if required to report under U.S. GAAP, would have elected to apply the provisions of SFAS 123 and to account for all options issued to employees and consultants utilizing the fair-value based method.  This approach would have been consistent with new Canadian GAAP standards applied in 2003.  As a further similarity, both U.S. and Canadian standards for recording stock-based compensation permit the Company to adopt a fair value methodology on a prospective basis, which the Company has adopted.

g)

Loss per Share

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005 (Unaudited – prepared by management)

For the years ended June 30, 2005, 2004 and 2003

(stated in Canadian dollars)

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	Nine months ended		Years ended
	March 31,		June 30,
	2006	2005	2005	2004	2002
	(Unaudited-prepared by management)
	$	$	$	$	$
Numerator: Net loss for the period
under U.S. GAAP	(1,056,626)	(885,059)	(1,703,688)	(801,337)	(48,558)
Denominator: Weighted-average
number of shares under Canadian:
and U.S. GAAP	12,012,214	9,122.889	9,445,368	4,386,667	2,320,000
Adjustment required under U.S.
GAAP (escrow shares)	-	-	-	(720,000)	(1,120,000)

Weighted-average number of shares
under U.S. GAAP	12,012,214	9,122,889	9,445,368	3,666,667	1,200,000

Basic and fully diluted loss per share
under U.S. GAAP	$ (0.09)	$ (0.10)	$ (0.18)	$ (0.22)	$ (0.04)

10.

SUBSEQUENT EVENTS

Private Placement

On April 3, 2006, 2005 the Company announced a $2,100,000 non-brokered private placement, which was subsequently increased to $2,820,000.  On May 18, 2006, the Company completed the private placement for 2,635,000 units at $1.05 for gross proceeds of $2,766,750, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $1.25 until May 18, 2007 and all securities have a four-month hold period.  Some company officers and directors have purchased a portion of this placement.  Finder’s fees of $183,750 were paid on this placement.

Proceeds will be used to advance exploration on the Company’s exploration projects and for general working capital purposes.

Stock Options

Subsequent to March 31, 2006 there were 30,000 stock options exercised with a weighted-average exercise price of $0.75 for gross proceeds of $22,500.

Share Purchase Warrants

Subsequent to March 31, 2006 there were 384,471 warrants exercised at $0.90 for gross proceeds of $346,024.